

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 10, 2010

Mr. Jerome J. Selitto
President and Chief Executive Officer
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, New Jersey 08054

Re: PHH Corporation
Form 10-K for the year ended December 31, 2009, filed March 1, 2010
Schedule 14A and Amendment to Schedule 14A, filed April 30, 2010
Form 10-Q for the quarterly period ended March 31, 2010, filed April 30, 2010
Form 10-Q for the quarterly period ended June 30, 2010, filed August 3, 2010
File No. 001-07797

Dear Mr. Selitto:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

<u>General</u>

1. Please undertake to minimize in your future filings your frequent use of defined and abbreviated terms throughout the document which makes your disclosure difficult for an investor to understand contrary to Rule 421(b)(3). In addition, please refer throughout the document to Cendant as "Cendant (now known as Avis Budget Group, Inc.)" to avoid confusion.

Business, page 5
History, page 5

2. We note your obligations to Cendant and its successor Avis Budget Group and the risk factors relating to these obligations. Pursuant to Item 101(a), please expand your one sentence description, on page 5, of the spin-off from Cendant to summarize the circumstances and terms of the spin off and to describe all of your continuing legal obligations and business relationships with Cendant, its successors and any entities spun off from Cendant. Please discuss the relationship between Realogy, Cendant and you, including common ownership.

Mortgage Servicing Segment, page 10

3. We note your disclosure of major geographical concentrations of mortgage loan servicing activities. Given the significant increase in mortgage loans delinquent for more than 90 days in 2009, please consider revising your future filings to also provide geographical concentrations of delinquency and foreclosure statistics for your loan servicing portfolio.

Mortgage Guaranty Reinsurance Business, page 10

4. In order to help investors better understand how you may be affected by regional housing and economic conditions, please revise future filings here or in the table on page 86 to disclose any geographical concentrations of loans for which you have provided mortgage reinsurance.

Risk Factors, page 17

5. We note that you identify thirty three risk factors described in over fifteen pages of your Form 10-K. Please provide to us and undertake to include in your future filings, revision of this section to comply with Item 503(c) of Regulation S-K. Item 503(c) requires that you disclose in this section "the most significant factors that make the offering speculative or risky."   Item 503(c) explicitly directs: "Do not present risks that could apply to any issuer or any offering." Please delete those risk factors that do not comply with these requirements and prohibitions including, but not limited to, the following:
   - the second risk factor, which is on page 17, regarding the risks from general business economic environmental and political conditions;
   - the sixth risk factor, which is on page 20, regarding the risk from "adverse developments" in the asset-backed securities market;
   - the eleventh risk factor, which is on page 22, regarding the risks from changes in interest rates;

- the twelfth risk factor, which is on page 22, regarding the risks from the values of your assets being based on your estimates;
- the twentieth risk factor, which is on page 27, regarding the risks of various legal proceedings;
- the twenty first risk factor, which is on page 27, regarding the risks from assumptions and estimates;
- the twenty second risk factor, which is on page 27, regarding the risks from changes in accounting standards;
- the twenty third risk factor, which is on page 28, regarding the risks from your dependence on information provided by customers and counterparties;
- the twenty fourth risk factor, which is on page 28, regarding the risks from an interruption or breach of your information systems;
- the twenty fifth risk factor, which is on page 28, regarding the risks from not adopting to technological changes;
- the twenty ninth risk factor, which is on page 29, regarding the risks of a limited public market (despite being listed on the New York Stock Exchange) and stock price volatility; and
- the thirtieth risk factor, which is on page 29, regarding the risks of further issuances of stock and hedging may depress the trading price of your common stock.

6. Please revise the risk factor section to comply with the requirements of Securities Act Release No. 33-7497 that you "place any risk factor in context so investors can understand the specific risk as it applies to your company and its operations" and Staff Legal Bulletin No.7, which directs that you provide the information investors need to "assess the magnitude" of each risk and "explain why" each risk may result in a material adverse effect on you and which directs that you include "specific disclosure of how your [operations] [financial condition] [business] would be affected" by each risk.

    For instance, most of your risk factors repeatedly state that the risks "could have a material adverse effect on our business, financial position, results of operations or cash flows." Please be more specific in distinguishing the effect of one factor from another and describing how you would or could be affected and the magnitude of the effect and any secondary or indirect effects. In addition, almost all of your risks include effects that you claim could or may occur when it is more accurate to indicate that an effect would or will occur.

    Please provide to us and undertake to include in your future filings, revision of your risk factors as follows:
    - revise the first risk factor to better explain the magnitude of the risk including but not limited to the following:

- o revise the last sentence of the first paragraph to disclose the amount and percentage of your revenues and profits attributable to loans derived from Realogy and its affiliates;
- o revise the first bullet point to identify those representations, warranties, covenants or other agreements that have the most risk that you might materially breach them;
- o explain that if you lose the exclusive recommendation, a competitor will replace you as the recommended provider of mortgage and loans and the risk is you will likely lose most if not all of the business from Realogy;
- o discuss any other risks that you may lose the business from the exclusive recommendation;

- revise the third risk factor, which is on page 18, to identify in the types of "adverse developments" that pose a high risk to you and explain specific consequences from "lack liquidity under our debt arrangements to fund future loan commitments;"
- revise the fourth risk factor, which is on page 19, to quantify the amount of your loan sales in your last fiscal year that you sold to Government Sponsored Enterprises, identify the "other material financial benefits" that you receive from any GSE and quantify those benefits, and explain how you would be affected by the loss of those benefits and the loss of that market for your mortgages ;
- revise the fifth risk factor, which his on page 19 to revise the caption to clarify that you have been adversely impacted and the risk is that the impact may increase and discuss the extent to which the composition of your mortgage portfolio and the terms under which you sell mortgages (such as selling them with recourse) contribute to the risks;
- revise the seventh risk factor, which is on page 20, to revise the caption to include the risk that you will incur substantial losses from hedging beyond those you would have suffered from a change in interest rates alone and that you use hedging to mitigate the prepayment risks, identify specific hedging strategies that you have employed to manage interest rate risks, explain the risks of each strategy, quantify the range in the exposure during the past fiscal year, disclose the extent to which these hedging strategies are reflected on your balance sheet or off, and disclose in the first paragraph on page 21 the losses you refer to from hedging;
- revise the eighth risk factor, which is on page 21, and the related caption to reflect the risk that your business depends on a few major business relationships (which you should identify) without any one of which you would suffer a material loss in revenues;
- revise the tenth risk factor, which is on page 22, to identify substance of the representations and warranties that provide the basis for the claims against you, clarify that breaches of these do (not "may") require you to repurchase or indemnify, quantify the trends your identify (increase in

loan repurchase, loan repurchase demands, indemnification payment and indemnification requests), explain the consequences to you of repurchasing a loan and explain that the nature of your indemnification including whether there is any limit on the amount and identify the direct effect of the increases instead of repeating the vague phrase in the last sentence;

- revise the eleventh risk factor, which is on page 22, to move it to accompany the seventh risk factor and to indentify in both risk factors those assets that you use derivative and other strategies to hedge against changes and those that you don't;
- revise the twelfth risk factor, which is on page 22, to quantify the amount and percentage of "substantial portion" your assets are valued based on your estimates of fair market value, identify the major categories of assets whose value is estimated by you, explain the role of hedging and derivative s in making these estimates and delete the phrase at the end of the risk factor and replace it with statement that the risk is that value of your assets may be overstated or understated;
- combine the thirteen risk factor which is on page 22 with the sixth risk factor which also relates to your sources of funding ;
- revise the fifteenth risk factor, which is on page 24, to address specific risks that constitute "the most significant factors that make . . . [an investment in your stock] speculative or risky" and delete the fourth paragraph reading vicarious liability since you address those risks in the eighteenth risk factor;
- revise the nineteenth risk factor, which is on page 26, to clarify in the caption that you face risks due to your debt no longer being rated investment grade, briefly discuss the reasons for the downgrade, and address any risk of further downgrades;
- revise the twenty fifth risk factor, which is on page 28, to revise the caption and the text to identify specific risks that constitute "the most significant factors that make . . . [an investment in your stock] speculative or risky," explain why the negotiations were not arms length, identify the general effect of the lack of arms length negations on the terms of the agreements (were they more or less favorable to you), identify all the agreements to which you refer, and identify specific provisions of the relevant agreements that pose the highest risk to you;
- revise the twenty seventh risk factor, which is on page 29, to quantify your obligations which you characterize as "significant," under the indemnification agreements, disclose that the IRS is auditing the tax returns of Cendant and whether there is a risk the IRS may challenge the tax free treatment of the Spinoff or other transactions, clarify which entities have the right to indemnification, indentify the transactions to which the indemnification applies and discuss the indemnification rights

- revise the twenty eighth risk factor, which is on page 29, to identify each of the "arrangement and agreements" to which you refer, revise your statement that they "could impact" you to identify and quantify specific consequences to you and clarify that the audits to which you refer are being conducted the Internal Revenue Service and disclose the years being audited and the settlement of any audits;
- revise the thirty first risk factor, which is on page 30, to quantify the maximum number of shares that may be sold in comparison to the average daily trading volume, and disclose the timing of the observations period to which you refer in the second to last sentence; and
- revise the thirty first risk factor, which is on page 30, to quantify the original issue discount and the stated coupon rates of the convertible notes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

7. Please revise the "Overview" as follows:
    - revise the first paragraph to discuss the ramifications of your dependence on the mortgage service segments for more than 75 percent of your profits given the trends in the real estate industry; and
    - revise the second paragraph to identify the specific types of expenses that you have reduced and plan to reduce.

Fleet Industry Trends, page 40

8. You disclose on page 41 that you have modified the lease pricing associated with billings to the clients of your Fleet Management Services segment to correlate more closely with your underlying cost of funds. Please tell us and revise future filings to disclose the impact, if any, this modification of lease pricing is expected to have on the segment's future profitability and/or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Mortgage Reinsurance, page 85

9. You disclose on page 85 that your liability for incurred but not reported losses associated with your mortgage reinsurance activities was $108 million as of December 31, 2009. However, your table on page 86 indicates the maximum potential exposure to reinsurance losses for loans originated in 2005 through 2007

was $142 million and you expect cumulative losses for loans originated in these years will reach their maximum potential exposure for each respective year. Therefore, please tell us and revise your future filings to clarify why your liability for mortgage reinsurance activities is less than the $142 million in expected losses for loans originated in 2005 through 2007.

Consolidated Financial Statements

Note 11 – Debt and Borrowing Arrangements, page 120

10. It appears from your disclosures on page 125 that the 2014 Sold Warrants and the 2012 Sold Warrants contain certain anti-dilution adjustments. Please tell us how you considered the second criteria of ASC 815-40-15-7 as well as Examples 9 and 17 of ASC 815-40-55 in determining equity classification for your 2014 Sold Warrants, 2012 Sold Warrants, 2012 Conversion Option and 2012 Purchased Option as of December 31, 2009. Please describe how you considered the second criteria of ASC 815-40-15-7 separately for each instrument.

Note 14 – Commitments and Contingencies – Loan Recourse, page 133

11. We note your disclosure that you sell a majority of your loans on a non-recourse basis. We also note your disclosure that you provide representations and warranties to purchasers and insurers of the loans sold and may be required to repurchase a mortgage loan or indemnify the purchaser, and any subsequent loss on the mortgage loan may have to be borne by you. Please tell us and revise your future filings to address the following for your representations and warranties exposure:
    - If you have a liability related to your representations and warranties, and if so, quantify the amount as of each period end;
    - Disclose the level of significant unresolved claims existing at the balance sheet dates by claimant (purchaser, insurer, other) and loan type (prime, subprime, Alt-A, etc.);
    - Whether, as part of your estimation of your accrued liability, you are only considering currently impaired loans that have been sold or if you consider all loans sold, including currently performing loans. If the former, tell us how you are satisfied that all incurred losses have been appropriately accrued for;
    - If you are aware of any pending or threatened litigation initiated by investors or purchasers of mortgage-backed securities, including but not limited to claims alleging breaches of representations and warranties on the underlying loan sales. If so, revise your disclosure in future filings to provide the disclosures required by ASC 450-20-50 as it relates to this loss contingency and advise us as to any amounts accrued;

- Whether the claims resulting are arising in greater part due to loans sourced from brokers or other mortgage companies and explain how this is factored into the estimation of your accrued liability; and
- Address any trends or differences in your exposure to repurchase requests relative to others in your industry.

12. So that we may better understand how your exposure to loan recourse has changed from prior periods, please quantify for us your liability for probable losses related to your recourse exposure as of December 31, 2008 and at the end of each interim reporting period in 2010. In future filings, please quantify these amounts for all balance sheet periods presented.

13. With respect to your loans sold with specific recourse, please tell us and revise your future filings to explain the following:
- How you determine the amount of liability appropriate to cover your exposure to probable losses on loans sold with specific recourse for which a breach of representation or warranty provisions were identified subsequent to sale. In particular, please describe the factors you consider, including the value of any underlying collateral, and how often you update your assessment of collateral values, if applicable.
- The average length of time between when you sell a loan with recourse and when you become aware of a breach of representation or warranty provisions after the sale; and
- Any limitations on the time period during which a purchaser of mortgage loans must notify you of a breach of representation or warranty before you are no longer obligated to assume recourse;

Note 14 – Commitments and Contingencies – Mortgage Reinsurance, page 133

14. Please tell us and revise your future filings to explain the following about your mortgage reinsurance activities:
- How you determine the amount of liability appropriate to cover your exposure to mortgage reinsurance losses. In particular, please describe the factors you consider, including the value of any underlying collateral, and how often you update your assessment of collateral values, if applicable.
- The average age of the loans for which you have realized reinsurance losses during 2009; and
- How you determine the dollar amount of securities to be held in trust as of each reporting period related to this potential obligation.

Schedule 14A

Board of Directors, page 7

15. Please provide to us and undertake to include in your future filings, revision of this section to comply with the requirements of Items 401(e)(1) of Regulation S-K by providing more detail regarding the experience of Mr. Selitto, your President and CEO, at Ellie Mae including his positions and dates of service as well as a brief description of Ellie Mae. In addition, provide more detail regarding his experience and role at Deep Green including the year in which it originated over $5 billion in home equity loans, the amount of revenues in that year and whether it was a public company at the time. Please identify Mr. Egan as your Chairman.

Director Compensation, page 19

16. Please provide disclosure regarding your "processes and procedures" for considering and determining compensation for your directors, as required by Item 407(e)(3). Revise your disclosure to disclose the role of your CEO and other executive officers in "determining or recommending the amount or form of . . . director compensation" as required by Item 407(e)(3)(ii). In addition, please revise the third paragraph to reconcile your disclosure of director compensation with the Director Compensation Table on page 20 which shows compensation less than the amount in the table. In addition, revise the fourth paragraph to reconcile your disclosure that you grant restricted stock units worth $60,000 to each non-employee director with the Director Compensation Table on page 20 which shows stock awards well in excess of $60,000.

Nominating Process and Qualification for Director Nominees, page 16

17. Please provide to us and undertake to include in your future filings, revision of the first paragraph of this section to comply with the requirements of Item 407(c)(2) including, but not limited to, the following:
    - describe any specific minimum qualifications" that a nominee must have to be recommended by the Corporate Governance Committee including "specific qualities or skills," as required by Item 407(c)(2)(v);
    - describe the process for identifying nominees for director, as required by Item 407(c)(2)(vi); and
    - describe "how" the Corporate Governance Committee "considers diversity in identifying nominees for director," as required by Item 407(c)(2)(vi).

Compensation Discussion and Analysis, page 24

18. Please provide to us and undertake to include in your future filings,

- revise the section entitled "Role of Management in Executive Compensation Decisions" to replace the general disclosure with specific disclosure consistent with Item 402(b)(xv) and Item 407(e)(3)(ii) that indicates the actual role that your Chief Executive Officer and other executive officers played in "determining or recommending the amount or form of executive and director compensation" including whether the CEO made recommendations as to his own compensation and disclosure of what the Compensation Committee actually did with the CEO's recommendations regarding the amount and form of compensation for any of the executive officers; and
- revise the section entitled "Executive Compensation Consultants," on page 26, to discuss the role played by your Chairman, Mr. Egan (who previously was a partner at PWC for fourteen years) in selecting PWC to provide services to you to assist in determining compensation for both executives and directors and the extent to which the Board considered his relationship with PWC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa H. Etheredge at (202) 551-3424 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

                              Sincerely,

                              Michael R. Clampitt
                              Senior Attorney